UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

AMENDMENT NO. 1

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Promulgated Thereunder

Blubuzzard, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-56019	83-3740469
(state or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1800D Mineral Spring Avenue, #164 North Providence. Rhode Island	02904
(address of principal executive offices)	(zip code)

N/A
(former name or former mailing address, if changed since last report)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
____________________________________________________________________________

Blubuzzard, Inc.

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 PROMULGATED THEREUNDER

WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION

This Information Statement is being furnished to the holders of record as of June 5, 2024, of the outstanding shares of common stock, par value $0.001 per share, of Blubuzzard Inc. (“Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE OF CONTROL TRANSACTION

On June 5, 2024, Blubuzzard, Inc., a Delaware Corporation (the “Company”), entered into a Control Change Agreement (the “Agreement”) by and among Lykato Group, LLC, a Florida Limited Liability Company (“LGL”), Blubuzzard, Inc. (“BZRD”) and CRS Consulting LLC, a Wyoming Limited Liability Company (“CRS”), pursuant to which, on June 5, 2024, (“Closing Date”), LGL transferred 527,051,684 shares of its BZRD common stock to CRS and 2,550 shares of its BZRD Convertible Series A Preferred Stock, collectively (the “Shares”). The consummation of the transactions resulted in a change in control of the Company, with CRS becoming the Company’s largest controlling stockholder, holding 72.25% voting control. Additionally, LGL retains 72,948,316 common shares of BZRD, representing 10% voting control.

There was no monetary consideration paid pursuant to the above transaction.

The sole shareholder of Lykato Group, LLC, a Florida Limited Liability Company, is James Xilas. CRS Consulting, LLC is collectively controlled equitably by its members Jeffrey DeNunzio, Thomas DeNunzio, and Paul Moody.

On the Closing Date, June 5, 2024, Mr. James Xilas resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. In addition, Mr. Xilas resigned as Director on the Closing Date and his resignation is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. On the Closing Date, Mr. Thomas DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. DeNunzio’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. The resignation of Mr. Xilas was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officer and director or any other person pursuant to which they were appointed as a director and officer of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. James Xilas’s resignation as Director will become effective.

A stockholder vote was not required and will not be taken with respect to the appointment of Mr. Thomas DeNunzio, the incoming Director. You are not required to take any action with respect to the appointment of Mr. Thomas DeNunzio or otherwise with respect to the transactions and events described above.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the incoming officer and or existing officer of the Company has not been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

The Company has 729,483,160 shares of Common Stock, $0.001 par value, issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

After giving effect to the above described transaction, the following table sets forth, as of the date of this report, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who beneficially own more than 5% of the voting control of our outstanding shares of stock.

Unless otherwise indicated, each person/entity named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person/entity. The address of each person/entity is deemed to be the address of the issuer unless otherwise noted.

The percentage of voting control held by each listed person/entity is based on 729,483,160 shares of Common Stock, $0.001 par value, issued and outstanding as of the date of this report.  The below table does not include Preferred Stock, as the only class of Preferred Stock issued and outstanding, Convertible Series A, has no voting rights.

Pursuant to Rule 13d-3 promulgated under the Exchange Act, any securities not outstanding which are subject to warrants, rights or conversion privileges exercisable within 60 days are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such person but are not deemed to be outstanding for the purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (Common Shares)	Percentage of Class (Common)	Total Voting Percentage

Officers and Directors
Thomas DeNunzio (1)	527,051,684	72.25%	72.25%
5% or Greater Shareholders
CRS Consulting, LLC (1)	527,051,684	72.25%	72.25%
Lykato Group, LLC (2)	72,948,316	10.00%	10.00%
Russell Haehn 23700 Aurora Road, Bedford Heights, OH 44146-1792	49,850,000	6.83%	6.83%
Total Voting Percentage (5% or greater shareholders and Officers/ Directors as a group)			89.08%
_________________________________________

Note: Mr. Thomas DeNunzio serves as our Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and his appointment as Director will be effective 10 days after the filing/mailing of this Schedule 14f-1.

1 CRS Consulting, LLC is collectively controlled equitably by its members Jeffrey DeNunzio, Thomas DeNunzio, and Paul Moody. The above row that denotes ownership for Thomas DeNunzio, individually, is comprised of his indirect holdings in the Company via CRS Consulting, LLC. CRS Consulting, LLC also retains 2,550 shares of Convertible Series A Preferred Stock, which has no voting rights and may each be converted into one share of common stock.

2 James Xilas is the sole member of Lykato Group, LLC.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, Mr. James Xilas resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Xilas resigned as Director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. On the Closing Date, Mr. Thomas DeNunzio was appointed as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Mr. DeNunzio’s appointment as Director is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders. The resignation of Mr. Xilas was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Effective upon the 10th day after this Schedule 14f-1 has been mailed to the Company’s stockholders (the “Appointment Date”), Mr. James Xilas’s resignation as Director will become effective.

Mr. DeNunzio does not have a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of Mr. DeNunzio is below:

Name	Age	Position
Thomas DeNunzio	63	Chief Financial Officer, Chief Financial Officer, President, Secretary, Treasurer and Director [1]
James Xilas	62	Director [2]

 1 Mr. DeNunzio was appointed as Director on June 5, 2024, his appointment is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

2 Mr. Xilas resigned as Director on June 5, 2024, a resignation that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Mr. Thomas DeNunzio, age 63, has been a private businessman and entrepreneur for the past five years, building on nearly two decades of prior experience. Throughout his career, he has specialized in mergers, acquisitions, corporate actions, and Edgarization services, acquiring extensive knowledge of corporate intricacies. His understanding and accumulated business acumen led to his appointment as Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director at Blubuzzard, Inc.

During his tenure as a self-employed consultant over the past five years, Mr. DeNunzio has provided consulting services to a diverse portfolio of private and public companies. In the opinion of Mr. Thomas DeNunzio, he has also played a pivotal role in facilitating mergers, acquisitions, and other strategic corporate initiatives for clients.

Blubuzzard, Inc. believes Mr. DeNunzio is exceptionally qualified to serve as the Company’s Director due to his substantial experience in providing Edgarization Services for public companies, his expertise in mergers and acquisitions, and his broad skill set encompassing corporate structuring. The company is committed to restoring its status as a current SEC Reporting issuer and is confident that Mr. DeNunzio's leadership and expertise will be instrumental in achieving this goal.

Mr. James Xilas, age 62, graduated from West Virginia University in 1989 with a Bachelor of Arts with a concentration in mathematics and sciences. Mr. Xilas was also a member of the Golden Key National Honor Society and a Sphinx Senior Honorary. Beginning in 2002, Mr. Xilas has been an investor in the securities markets, including various micro and small cap companies. From May 2004 to December 2006, Mr. Xilas owned and operated a small boutique broker-dealer in Florida and Pennsylvania, Salix Capital Securities Corp., where he held the Series 4, 7, 24, 27, and 63 securities licenses. Beginning in 2014, Mr. Xilas began trading currencies and cryptocurrencies for his own account while continuously being an investor in the securities markets and real estate market. In September 2018, Mr. Xilas began an affiliation with Epic Corporation, a Colorado corporation, as an officer and director. Epic Corporation was attempting to develop a methodology that created a usable digital currency enabling consumers to purchase basic products and services. During Mr. Xilas’ tenure, the office was moved to Florida where Mr. Xilas was responsible for determining and implementing strategies. In February of 2019, Mr. Xilas resigned his positions from Epic Corporation. On October 16, 2019, Mr. Xilas was appointed as the sole officer and director of Blubuzzard, Inc., formerly known as Fast Lane Holdings, Inc. He held these positions until his resignation(s) June 5, 2024.

CORPORATE GOVERNANCE

Family Relationships

There are no family relationships among our directors or officers.

Director Independence

We do not have any independent directors and our Board is in the process of searching for suitable candidates.

Committees of the Board of Directors

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for Board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

NEW DIRECTORS AND EXECUTIVE OFFICERS

Our new management team and their backgrounds are as follows:

Name	Age	Position
Thomas DeNunzio	63	Chief Executive Officer, Chief Financial Officer, President, Treasurer, Secretary and Director

 Mr. Thomas DeNunzio’s biography appears above, under the heading, “Current Directors and Executive Officers”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications with Directors

Stockholders who want to communicate with our Board or any individual director can write to:

1800D Mineral Spring Ave #164 North Providence, Rhode Island.

Your letter should indicate that you are a stockholder of our Company. Depending on the subject matter, management will:

•	Forward the communication to the director or directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the directors upon request.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to our now former sole officer and soon to be former director by the Company during the years ended December 31, 2023 and December 31, 2022, in all capacities:

Name	Year	Salary	Bonus	Stock Award(s)	Option| Awards	All Other Compensation	Total
James Xilas	2023	None	None	None	None	None	None
James Xilas	2022	None	None	None	None	None	None

On June 5, 2024, Mr. James Xilas resigned as the Company’s Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer. In addition, Mr. Xilas resigned as Director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

The Company's former sole officer and director has not received any cash or other remuneration since he was appointed to serve in such capacities. No remuneration of any nature has been paid for on account of services rendered by a director in such capacity.

We have formulated no plans as to the amounts of future cash compensation. It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain members of our management for the purposes of providing services to the surviving entity. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be disclosed. The Company does not have a standing compensation committee or a committee performing similar functions.

Employment Agreements

We have not entered into employment agreements with any of our officers, directors or employees.

Director Compensation

Our directors are reimbursed for expenses incurred by them in connection with attending Board meetings, but they do not receive any other compensation for serving on the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities (the “Reporting Persons”), to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). The Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Based solely upon a review of (i) copies of the Section 16(a) filings received during or with respect to the calendar year ended December 31, 2023, to the Company’s knowledge, there were no delinquencies pursuant to Section 16(a).

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Blubuzzard, Inc.

Dated: June 26, 2024	/s/ Thomas DeNunzio
Thomas DeNunzio Chief Executive Officer